SOGOTRADE, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sogotrade, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 W 57th Street, Suite 1632
(No. and Street)

New York	NY	10107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Maloney 212-425-9264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants & Advisors
(Name – *if individual, state last, first, middle name*)

546 5th Ave	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Dennis Maloney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sogotrade, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dennis W. Maloney
Signature

President
Title

Melissa Velez 2/24/21
Notary Public

MELISSA VELEZ
Notary Public - State of New York
NO. 01VE6382276
Qualified in Queens County
My Commission Expires Oct 22, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOGOTRADE, INC

DECEMBER 31, 2020

TABLE OF CONTENTS



MSPC
Certified Public
Accountants and Advisors, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sogotrade, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sogotrade, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sogotrade, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sogotrade, Inc.'s management. Our responsibility is to express an opinion on Sogotrade Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sogotrade, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as Sogotrade Inc.'s auditor since 2020.

New York, New York
March 1, 2021

MOORE
An independent firm associated with
Moore Global Network Limited

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 908 272-7000
546 5th Avenue, 6th Floor, New York, NY 10036-5000 212 682-1234

SOGOTRADE, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash	$ 1,048,914
Due from clearing broker, including clearing deposit of $1,004,398	1,518,599
Commissions receivable	117,152
Prepaid expenses	53,565
Right of use asset	310,178
Other assets	24,298
Total assets	$ 3,072,707
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 117,717
Taxes payable/due to parent	123,861
Operating lease liability	302,575
Subordinated loan payable	250,000
Loan due to parent	275,216
Total liabilities	1,069,369
Stockholder's equity:	
Preferred stock: Series A - no par value	
4,000 shares authorized	
1,000 shares authorized, issued and outstanding	1,048,845
Common stock: no par value	
100 shares authorized, issued and outstanding	104,885
Retained earnings	849,607
Stockholder's equity	2,003,337
Total liabilities and stockholder's equity	$ 3,072,707

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   SogoTrade, Inc. (the "Company") was formed on March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

   The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency and riskless principal transactions.

   Pursuant to an agreement between the Company and Apex Clearing Corporation (APEX), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by APEX.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation
   The financial statements have been prepared using the accrual method of accounting and are prepared in conformity with generally accepted accounting principles in the United States of America.

   Receivable from clearing broker
   Receivable from clearing broker consists of money due from the Company's clearing firm, Apex Clearing Corporation, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2020.

   Uncertain tax positions
   The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits, as it has no known tax positions that would subject the Company to any material income tax exposure. The tax years that remain subject to examination are the periods beginning on January 1, 2017 for all major tax jurisdictions.

   Concentration of risk
   The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At December 31, 2020, the Company maintained cash of $751,584 in excess of FDIC insurance limits.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases
In accordance with ASU No. 2016-02, "Leases (ASC Topic 842)" leases are recognized as one of two types of leases – finance leases and operating leases. The standard requires that a lessee recognize a liability and related right of use asset on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update was effective for the Company beginning January 1, 2019. The Company has a Right of use asset and an Operating lease liability on their Statement of Financial Condition in the amount of $310,178 and $302,575 respectively on December 31, 2020.

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. See Note 3 for further details regarding the Company's leases.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do no include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other income
Other income includes order flow revenue, and interest income. Order flow revenues are payments received from execution venues to which the Company sends equity and option orders. Order flow revenue is recognized at the point-in-time that the trades are executed. Interest income, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC Topic 606, and is included in the table below in order to reconcile to total net revenues per the statement of income. Interest revenue is generated on interest earning assets. The Company's primary interest earning assets include cash and cash equivalents and margin loans, which constitute a large portion of receivables from clearing brokers.

3. **OPERATING LEASE**

The Company signed a new month to month sublease agreement for office space at 250 W 57th. street. Suite 1632. New York. NY 10107, on December 1st. 2020. Lease expense for lease payments is recognized on a straight-line basis over the lease terms.

The Company subleases its office facility at 1 McBride & Son Center Dr. #288, Chesterfield MO 63005, under an amended operating lease expiring May 31, 2023. Lease expense for lease payments is recognized on a straight-line basis over the lease terms.

The present value of the existing operating leases was determined by using the incremental collateralized borrowing rate of January 1, 2020 of 6.5%.

A reconciliation of operating lease liability by minimum lease payments by year and discount amount, as of December 31, 2020 are as follows:

For the Years Ended December 31:		
2021	$	139,070
2022		140,220
2023		58,425
Total		337,715
Less: Discount to present value		(35,140)
Lease Liability	$	302,575

4. **RELATED PARTY TRANSACTIONS**

An affiliated company, Max Tech LLC, which is wholly-owned by Sogo Financial Management LLC (the Company's holding company), provided technical services to the Company. The Company has no outstanding balance due to Max Tech LLC as of December 31, 2020. Market Riders, Inc. is an independent Registered Investment Advisor that is owned by Sogo Group and places trades through the Company, for which it earned $7,884 of commission revenues. As of December 31, 2020, there was no outstanding balance due from Market Riders, Inc.

Sogo Financial Group (the Parent), received funding from the Paycheck Protection Program and lent the Company $275,216 to help pay for compensation related expenses during the slowdown associated with COVID-19. As of December 31, 2020, the Company owes the Parent $275,216, as shown on the statement of financial condition as loan due to parent. Amounts due to the Parent are non-interest bearing and are due on demand. This balance will be forgiven if/when the Parent's loan is forgiven, which the Parent believes will happen during 2021.

5. **EQUITY**

Shares of Common Stock and Series A Preferred Stock may be issued, from time to time, as the Board of Directors shall determine, and on such terms and for such consideration, as shall be fixed by the Board of Directors. The holders of the Company's common stock are entitled to one vote for each share held at all meetings of the Stockholders and in all written actions in lieu of such meetings ("Stockholder Meetings"). The holders of the Series A Preferred Stock are entitled to 1/10 vote for each share of Series A Preferred Stock held at Stockholder Meetings. In addition, Series A Preferred Stock shall have certain rights and privileges.

6. **INCOME TAXES**

Our company is included in the consolidated tax return of Sogo Financial Group, Inc. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Sogo Financial Group, Inc. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) Sogo Financial Group, Inc. for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Sogo Financial Group, Inc. is periodically settled as a capital contribution from Sogo Financial Group, Inc. to us.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

On December 31, 2020 the Company had $1,980 of NY State Tax prepayments, and owed the New York City Department of Finance $7,274 of NYC tax.

7. COMMITMENTS AND CONTINGENCIES

As a regulated securities broker dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations or customers. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that we can define that will have a material adverse effect on the Company's financial condition.

The Company has agreed to indemnify and hold harmless Apex for failures by customers, if any, to meet their obligations to the clearing broker.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which require the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $2,151,070, which exceeded the required minimum net capital of $34,453 by $2,116,617. Aggregate indebtedness at December 31, 2020 totaled $516,794. The Company's percentage of aggregate indebtedness to net capital was 24.02%.

9. SUBORDINATED LOANS PAYABLE

In May 2018, the Company entered into a renewable, subordinated loan agreement with Sogo Financial Group, Inc. in the amount of $500,000 which bears an interest rate of 11.5% per annum, with a maturity date of May 24, 2019. On January 8, 2019, the Company paid back $250,000 of the subordinated loan. In May 2019, the Company renewed the subordinated loan agreement at the new amount of $250,000 for another year with a yearly rollover provision. The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2020 and through the date of the Independent Auditors' Report and determined that there are no material events that would require disclosures in the Company's financial statements.